02034274

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Entura Holdings Ltd

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4335

FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 5/23/02

# Enterra Holdings Ltd. 2000 annual report

# Enterra Holdings and Golder Associates

Enterra Holdings Ltd. is the ownership vehicle for Golder Associates Corporation, which is its primary asset. Golder Associates Corporation, through its international operating companies, provides engineering and environmental consulting services, as well as selective contracting, to over 2,500 clients around the world.

Golder Associates was founded in Canada in 1960 and has grown to become one of the largest, truly global earth science and environmental firms in the world. Our 2,300 engineers, scientists and support staff work in 80 offices in 19 countries throughout Asia, Australia, Canada, Europe, South America and the United States.

We pride ourselves in our technical, geographical and cultural diversity as well as our reputation for providing quality service. We service client organizations which operate in mining, land development, transportation, manufacturing, oil and gas, the public sector, legal and financial services, power, waste management, forestry, agriculture, and water resources.

The technical resources and geographical diversity of Golder Associates allow us to effectively deliver projects of any scale at the local, national and international levels.

Golder Associates is unique. The dedication of our people to the company and our clients is demonstrated by the fact that we are privately held with over 900 employee shareholders.

We are committed to being the best company of our kind in the world. A company that:

→ Provides a rewarding environment for our people

→ Delivers quality and value to our clients

→ Delivers consistently superior return to shareholders

→ Deserves and receives the respect of the community

# 2000 Highlights

## PER SHARE DATA

Net Income/Share (US$)


2.96
3.45
2.06
4.04
4.68
1996
1997
1998
1999
2000

Book Value/Share (US$)


40.29
41.77
41.59
45.91
48.28
1996
1997
1998
1999
2000

Price/Share (US$)


47.50
49.23
48.83
53.64
56.73
1996
1997
1998
1999
2000

## SELECTED FINANCIAL DATA

Annual Net Revenue (thousands of US$)


119,825
129,967
131,073
141,685
150,855
1996
1997
1998
1999
2000

Annual Net Income (thousands of US$)


2,932
3,414
2,038
3,996
4,635
1996
1997
1998
1999
2000

Year-End Receivables
and WIP (thousands of US$)


55,305
55,529
58,499
56,407
62,427
1996
1997
1998
1999
2000

## SHAREHOLDERS AND EMPLOYEES

Number of Shareholders


746
805
818
786
905
1996
1997
1998
1999
2000

Number of Full-Time Employees


1,590
1,631
1,836
1,921
2,205
1996
1997
1998
1999
2000

% Employee-Shareholders


46.9
49.4
44.6
40.9
41.0
1996
1997
1998
1999
2000

# Letter to Shareholders

**The year Two Thousand (2000) was characterized by continued growth, geographic expansion and increased profitability in Golder Associates.**

Management changes included the selection of a new President for the U.S. operations and the installation of a Managing Board of Directors in the U.S.

The total number of full and part-time employees at year-end stood at over 2,300, an increase of about 150 people over the previous year. The growth largely occurred in North America, South America and Europe. In addition, we added over 100 new shareholders and more than 73,000 shares were purchased in the company.

In 2000, we expanded operations to Rio de Janeiro and San Paulo in Brazil. New operations were started in Manila, Philippines and Paris, France and we established a presence in both Madrid, Spain and Christchurch, New Zealand.

There was a strong commitment to training and to improving project and risk management across the company and major efforts were made in upgrading accounting and information management systems, particularly in connection with web site development.

There was a major commitment made in 2000 to communicate our business areas to both clients and staff. This included the strategic profiling of 22 multinational clients for whom we are currently building client service teams. The intention is to increase business volume from key clients and to build client loyalty.

In 2000 gross revenues were increased by 9.4 per cent from US $202.4 million to $221.5 million while net revenues were increased from $141.7 million to about $151.0 million. Pre tax income was increased by 23 per cent from US $6.6 million to $8.1 million. As a result, the target operating margin of 8 per cent of net revenue was achieved and the return to our shareholders was more than 17 per cent.

In summary, 2000 was a very successful year both financially and with respect to our many initiatives. This performance will allow us to continue to grow from a position of strength and security.

Frederick W. Firlotte
President, Enterra Holdings Ltd.
and Golder Associates Corporation



**2000 HIGHLIGHTS** STRATEGIC ACHIEVEMENTS ASIA PACIFIC

| FINANCE | CLIENT | PROCESSES | LEARNING & GROWTH |
|---|---|---|---|
| Improved awareness of billing and cash flow by all staff | Broaden services/ cross selling | Implemented measures to reduce risk | Staff development in marketing, time management and risk management |
| Turnover days remained below 70 days | Focus on strengthening client relationships and client service | Improved internal communication | Deliberate regional staff exchange and participation in International Employee Exchange Program |

# Regional Operations: Asia Pacific

**Net Revenues reported by Golder Associates Pty. Ltd. as expressed in Australian dollars were comparable to 1999 and net revenues for Hong Kong declined by 20 per cent in 2000. The operating income of the Asian operations as expressed in local currencies exceeded 1999.** All operations in the Asia Pacific region, with the exception of the startup Philippines office, were profitable. We are very proud of this achievement. Our ratio of debtors plus work in progress for 2000 remained under 70 days, continuing a trend set in 1999.

2000 was a year of consolidation for the region, strengthening our Asia Pacific presence and capacity through the acquisition of Riddolls and Grocott Pty. Ltd. in Christchurch, New Zealand which adds to our expertise in geology and hydrogeology, and Mining Resources Technology Pty. Ltd. in Mt Pleasant, Western Australia that increases our capability in mineral resource characterization, development and mining. In addition, the Hong Kong office and the BTG-Golder joint venture consolidated and returned to profitability.

This region won two Awards for Excellence from The Association of Consulting Engineers Australia (ACEA) in April 2000 for work carried out on the Gold Ridge Mine Tailings Storage Facility in the Solomon Islands, and the South Bank Parklands Re-development: Underground Carpark Project.

In 2000 we achieved our balanced scorecard goals of developing staff by conducting client relationship and time management training, providing national and international staff exchanges, implementing a range of measures to reduce risk, and improving cross selling through local and inter-office technical presentations by staff. A new Accounting/Project Management system was implemented in August 2000. A focus on improving communication included regular office manager teleconferences and a push to produce project sheets for marketing purposes.

Our staffing in the region in 2000 totaled 290.

**2000 HIGHLIGHTS** STRATEGIC ACHIEVEMENTS CANADA

| FINANCE | CLIENT | PROCESSES | LEARNING & GROWTH |
|---|---|---|---|
| Profit Index (multiplier x utilization) on target of 1.74 | Established mantra of service improvement for our key clients. | Implemented a national project management and audit system | Completed employee feedback sessions in every office |
| Turnover days reduced. Loan requirements down by $4 million | Completed over 80 client feedback interviews | Implemented Health and Safety plans at every office location | 23,000 training hours; Golder U increased by 30%, to 5,700 hours |
| | Adoption of Go/No go decision criteria on competitive proposals reduced proposal preparation costs by 10% | Over 230 people spent time working in other offices | Completed career-planning sessions with 500 staff |

# Regional Operations: Canada

**Golder Associates Ltd. (GAL) exceeded its financial goals in 2000, recording an operating income of over 14 per cent of net revenue, the best in 10 years.** We experienced steady improvement throughout the year augmented by a strong 4th quarter in all regions. Net revenues grew by 12 per cent to $78.0 million (local currency), $6.0 million higher than budget.

We continued a progressive increase in the net revenue multiplier throughout the year, rising from an average of 2.81 in 1999 to 2.92 in 2000. Overall, the full time staff grew by 5 per cent to over 840 full time employees.

Achievement of the strategic goals in the 2000 Balanced Scorecard can be attributed largely to the increased focus on the "critical success factors" that were identified in the 2000 business plan, including:

→ **Balanced Scorecard Implementation:** The Balanced Scorecard is now being used throughout the company as a useful tool to communicate and manage strategy.

→ **Increase Capacity for Contracting Operations (GAIA):** Senior staff additions and regional expansion of GAIA allowed our contracting operations to contribute 9 per cent of GAL's gross revenue during 2000. GAIA also implemented business systems appropriate for its market focus, size and project tasks.

→ **Operating Principles:** Operating principles were established by the Management Team to support local decision making for business planning and expansion.

→ **Reduction in Accounts Receivable:** Engaged the entire company in improving the invoicing processes and speed of payment. Awards were presented to over 80 per cent of staff in offices that consistently beat the company target. The result was that average turnover days were 10 days lower than the prior year, reducing our loan requirement by $4.0 million. We ended the year with turnover days of 89.

→ **Working Smarter:** Continued to implement a higher rate structure and 10 per cent disbursement markup, achieving an average net multiplier of 3.00 over the last half of the year. This more than offset a 0.4 per cent decline in project chargeability.

During 2000, GAL was named as one of Canada's 50 Best Managed Private Companies. This award recognizes the contributions made by all Canadian employees.

**2000 HIGHLIGHTS** STRATEGIC ACHIEVEMENTS EUROPE

| FINANCE | CLIENT | PROCESSES | LEARNING & GROWTH |
|---|---|---|---|
| Net revenues increased by 20% from 1999—in local currencies<br><br>Net income on budget in 4 out of 6 companies | GAE Ltd. succeeding in responding to client demands for seamless pan-European services<br><br>*Successful development of* international clients such as Delphi, Celestica and Eaton in partnership with other Golder regions | Completion of the transition to new management teams<br><br>Progress made towards implementation of ISO 9000 | Focus on training on financial reporting and project management |

# Regional Operations: Europe

**The European companies achieved greater stability, and 4 out of 6 operations met or exceeded their budgets during the year 2000.** Performance was particularly good in Italy, Hungary (13 and 15 per cent income to fee ratio) and Germany, which recovered from past difficulties. The UK operation was also on budget and Finland was close to budget. Sweden still had to contend with problems associated with their merger, which affected their performance. A critical issue for Golder Europe has been the continued decline of local currencies (and the Euro) against the US dollar.

In overall numbers the European operation did not grow, with staff levels remaining at approximately 300 people, but changes have been made in both staff and company management in UK, Germany and Sweden. Strategic GAE Ltd. offices were opened in France and Spain which are proving very successful.

GAE Ltd, which incorporated in December 1999, submitted approximately 50 proposals that resulted in more than 30 new projects.

**Other relevant achievements in 2000 include:**

→ Recognition as joint leading environmental consultancy in the UK, based on a survey undertaken by *Environment Business Journal.*

→ Ranked No. 2 in an environmental consultancy survey in Hungary.

→ ISO 9001 certification for Turin and Milan offices.

→ Signing important Master Service Agreements in Germany with public agencies.

→ Development in the UK of GasSim software, following the success of Landsim and Consim.

→ Development of Operation & Maintenance work for Oil Companies in Finland and Italy.

→ Co-operative working amongst all the European companies to successfully complete due diligence assignments in France for GE Capital and Deutsche Bank.

→ The growth of business for EU agencies, following the eastward expansion of the EU.

→ Contacts and joint work developed with many partners in different European countries, including a Memorandum of Understanding with Burgeap in France, and multiple work exchanges with the Danwater group of Denmark.



**2000 HIGHLIGHTS** STRATEGIC ACHIEVEMENTS SOUTH AMERICA

| FINANCE | CLIENT | PROCESSES | LEARNING & GROWTH |
|---|---|---|---|
| 60% growth in net revenues<br>Operating income of 5% of net revenues | Diversification of services in Brazil<br>Substantial growth in capability and client base in Chile | Implementation of Managing Boards throughout the region<br>Better integration of regional operations | Increased understanding of business practice and procedures throughout the region<br>Successful staff transfers to and from other regions |

# Regional Operations: South America

**Golder Associates received total net revenue of approximately $9.0 million from projects in South America in 2000. About $4.0 million of this was billed by our local companies in Brazil, Chile and Peru, representing a 60 per cent growth in net revenues in these local companies in 2000.**

Our Latin American companies generated an income of $0.2 million in 2000, which compares with a loss of $0.4 million in 1999. Our companies in Chile and Peru generated profits of between 8 and 10 per cent of net revenue while our Brazilian company ended the year in a near break-even position, after sustaining losses in the first half of the year.

**Other relevant achievements in 2000 include:**

→ Near completion of Golder Associates' very successful involvement in the Antamina project in Peru; this is the world's largest mine development project, with a capital investment of $2.8 billion.

→ Substantial improvement in capability and client base in our Chilean company, leading to a growth in staff from 8 to 35 people over the course of the year.

→ Continuing diversification of our operations in Brazil with successful start-up offices in Rio de Janeiro and Sao Paulo, and an increase in the range of services offered by our Belo Horizonte office.

→ Development of registered companies in Bolivia and Argentina to facilitate major projects in those countries.

We continue to make progress in developing strong, self sustaining, local companies in Latin America. These companies will give Golder Associates access to major resource projects in the region, and provide opportunities for the group to apply its international expertise to waste management, remediation, hydropower and transportation projects.

| 2000 HIGHLIGHTS STRATEGIC ACHIEVEMENTS UNITED STATES | | | |
|---|---|---|---|
| **FINANCE** | **CLIENT** | **PROCESSES** | **LEARNING & GROWTH** |
| Operating income and net revenues increased significantly<br>Turnover days reduced<br>Operating loan was zero at year-end | Implementation of a formal client survey program<br>Sales targets established for senior staff<br>Market Sector concept further developed and refined | A new company President and GAI Board of Directors appointed<br>Internal business practices were improved substantially | Balanced Scorecards were developed for each branch office, and each Professional employee Level 4 (and higher)<br>Six core Golder U courses presented totaling over 6,000 training hours |

# Regional Operations: United States

**Following three years of steady rebuilding and incremental improvements, Golder Associates Inc. (GAI) returned to *a robust level of profitability in 2000.* Operating income increased from $1.4 million in 1999 to $3.3 million and net *revenues grew by 8 per cent to $61.0 million.***

These financial gains occurred during a year of significant organizational change in the U.S. Centered on the operating company Board of Directors, a new governance structure was implemented and a new President was selected. GAI also initiated changes in office management at eight branch locations affecting well over half of our employees.

Cash management continues to be a particular strength of the company. Interest expense was reduced by 60 per cent and turnover days in 2000 averaged 92 compared to 99 the previous year. GAI's operating loan balance was zero at year-end.

As we rely more on the Balanced Scorecard for developing strategy, communicating objectives, and measuring performance, the non-financial factors that drive our success become more apparent. GAI achieved positive results in the following areas:

→ **Client initiatives** in 2000 included the introduction of a formal client survey program, which focused on feedback and insight from our top 25 clients. Another accomplishment involved the identification of sales goals and client development responsibilities for the senior members of the firm.

→ A focus on **internal business practices** also contributed to our improved operating performance. Total overhead costs as a percent of Net Revenue decreased significantly in 2000. Based on improvements in project management, the provisions for project write-offs, legal expenses, and bad debts were meaningfully reduced in comparison to 1999. Occupancy costs were also cut substantially.

→ **Learning and growth initiatives** were actively pursued in 2000. Company-wide training was undertaken in the areas of Contracts and Risk Management, Balanced Scorecards, Team Building, Health and Safety, and Project Management.

At the conclusion of the year, GAI was operating on a firm foundation with excellent client relationships, solid backlog, and a stable and experienced staff of nearly 700.

# Management Discussion & Analysis

## REVENUES

Gross revenues for 2000 were $221.5 million representing a 9.4 per cent increase over the 1999 gross revenues of $202.4 million. Net revenues for 2000 were $150.9 million, exceeding 1999 net revenues by approximately $9.2 million, or 6.5 per cent. This increase in net revenues coupled with a higher net revenue multiplier resulted in net project income exceeding $100.0 million representing a 7.4 per cent increase over 1999.

## MARKETS AND CLIENTS

The approximate distribution of revenue by market sector is illustrated on the following chart:

- 5% Power
- 14% Infrastructure
- 8% Oil and Gas
- 14% Government
- 8% Waste
- 14% Manufacturing
- 22% Mining
- 2% Forestry and Agriculture
- 13% Land Development


Land Dev.
Power
Forestry and Ag.
Infrastructure
Oil and Gas
Mining
Government
Manufacturing
Waste

Our work for the Natural Resource Industries (mining, oil and gas, forestry and agriculture) continues to represent about one third of our business volume. In our traditionally strong mining market, we benefit from our participation on numerous small, local projects as well as some of the largest most prestigious mine developments in the world, notably in South America and the Asia Pacific region. While the mining market has historically dominated the group, the oil and gas industry continues to grow in importance for Golder Associates. This growth has been centered on site remediation in Canada and Europe, as well as the oil sands expansions in Western Canada.

Land development and infrastructure projects generally associated with site investigations, assessments and remediation consistently represent about one-quarter of the corporation's revenue. These projects represent a broad mix of transportation and property development initiatives handled by our clients throughout the world.

The initiatives undertaken by the corporation to coordinate and expand services offered to the manufacturing industry continued to pay off in 2000. From a relatively modest base, the number of clients we work with around the world has more than doubled over the past few years. The growth has been facilitated by the addition of environmental due diligence and EMS to the more traditional site assessment and remediation services we offer this multi-national group of companies.

The solid waste market has been a mainstay of our American operations since the 80's and continues to be important in all of our operations. This market tends to be relatively local and the client base, while small, represents several of the top 20 Golder Associates clients worldwide, based on revenue.

Since the mid to late 90's the power industry has consistently grown in importance to Golder Associates. To date the opportunities have been largely focused in the American Southeast, Eastern Canada and Southern Europe. With the ongoing privatization of the industry, environmental awareness and local shortages, we see large growth potential in all of our operations, particularly in the U.S.

Clients in the public sector continue to provide a strong and consistent contribution to our revenue. Projects and clients, ranging from municipalities to federal governments, are extremely diverse and have involved most of the engineering and environmental services offered by the corporation. Our broad geographic coverage has provided Golder Associates the advantage of a local presence in most of the world and allowed us to successfully compete on numerous public works projects.

In 2000 the corporation committed to building strategic profiles and client service teams around 22 clients that have significant potential for global revenue. The objective is to market our services and develop relationships with these clients in a concerted fashion while leveraging our global presence. The clients with whom we have started this initiative represent the mining, manufacturing, oil and gas, power, waste and service industries, with the strongest concentration in manufacturing, mining, and oil and gas.

### EXPENSES

Selling, general and administrative (SG&A) expenses increased by approximately $6.1 million or 7.1 per cent over 1999. Higher compensation costs in 2000 including salaries, bonuses and benefit costs accounted for a significant portion of this increase. Operating income for 2000 of $8.6 million was $0.8 million higher than 1999, and represented a 5.7 per cent return on net revenues which was marginally higher than the two preceding years. EBITDA (earnings before interest, taxes, depreciation and amortization) increased by $1.8 million or 16.5 per cent when compared to 1999. Interest expense in 2000, excluding mortgage interest, was comparable to 1999. This is positive in view of the growth in revenues and increased interest rates during 2000. The effective tax rate increased from 39.3 per cent in 1999 to 42.8 per cent in 2000. This increase is attributable to the accounting for tax losses, particularly those related to Sweden and Hong Kong. In 2000, the Swedish operation incurred losses and the tax impact related to the future recovery of these losses was not reflected in the 2000 tax provision. Conversely, the benefit of Hong Kong tax losses recognized in 2000 was significantly less than the benefit realized in 1999.

### LIQUIDITY AND CAPITAL RESOURCES

During 2000, the company generated $9.6 million in net cash flow from operating activities and was able to reduce the overall level of bank indebtedness by approximately $2.8 million and long-term debt by approximately $0.6 million. The company invested $3.9 million in capital assets largely related to upgrading personal computers and network systems. The company believes that existing credit facilities together with cash flow from operating activities will be sufficient to meet liquidity and capital requirements in 2001.

### FINANCIAL RISK MANAGEMENT

The company's financial position and operating results are impacted by movements in foreign currency exchange rates. During 2000, the Canadian and the Australian dollars as well as the European currencies depreciated in value in relation to the U.S. dollar. These downward movements resulted in a change to the foreign currency translation adjustment of approximately $1.8 million and at the end of the year, the foreign currency translation adjustment had reduced the consolidated book value of the company by approximately $4.5 million.

As a result of changes in the insurance market and our recent claims experience, the company's liability insurance premiums will effectively double in 2001 and in North America, the deductible will increase from $0.1 million to $0.5 million per claim occurrence. In response to these increases, the company has implemented a risk management program focused on project management training, project audits, proactive claims management and better business practices.

### SHARE PERFORMANCE

Earnings per share increased to $4.68 from $4.04 in 1999 and the share price changed from $53.64 to $56.73, a 5.8 per cent increase. If the foreign currency translation adjustment was excluded, the share price would have increased by over 9.0 per cent. In addition, there were 100 new employee shareholders in 2000. Looking ahead, the Board of Directors will continue to evaluate measures to enhance the benefits of ownership and to focus on generating consistent profits and return to the shareholders.

# Consolidated Financial Statements

## CONSOLIDATED BALANCE SHEET

As of December 31, 2000

| thousands of U.S. dollars | 2000 | 1999 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and short-term investments | $ 3,808 | $ 3,640 |
| Marketable securities (note 2) | 6,282 | 5,839 |
| Accounts receivable – trade | 41,531 | 39,869 |
| Work in progress | 20,896 | 16,538 |
| Prepaid expenses | 2,052 | 2,109 |
| | 74,569 | $ 67,995 |
| **Investments in and Advances to Other Companies** (note 3) | 1,908 | 1,275 |
| **Capital Assets** (note 4) | 15,534 | 15,476 |
| **Other Assets:** | | |
| Future income tax assets | 1,324 | 1,514 |
| Loans receivable from shareholders (note 6) | 4,680 | 4,791 |
| Life insurance, at net value | 1,891 | 1,748 |
| Goodwill | 1,287 | 1,415 |
| | 9,182 | 9,468 |
| **Total Assets** | $ 101,193 | $ 94,214 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Bank indebtedness (note 7) | $ 7,832 | $ 10,667 |
| Accounts payable and accrued liabilities | 36,911 | 28,942 |
| Dividends payable | 495 | 495 |
| Income taxes payable | 365 | 540 |
| Future income tax liabilities | 2,340 | 2,035 |
| Current portion of long-term debt (note 8) | 1,132 | 1,710 |
| | 49,075 | 44,389 |
| **Long-Term Debt** (note 8) | 4,326 | 4,300 |
| **Non-Controlling Interest** | – | 85 |
| **Total Liabilities** | 53,401 | 48,774 |
| **Shareholders' Equity:** | | |
| Capital stock (note 9) | 8,260 | 8,260 |
| Retained earnings | 44,024 | 39,884 |
| | 52,284 | 48,144 |
| Foreign currency translation adjustment | (4,492) | (2,704) |
| **Total Shareholders' Equity** | 47,792 | 45,440 |
| **Total Liabilities and Shareholders' Equity** | $ 101,193 | $ 94,214 |

See accompanying notes to financial statements.

## CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2000

| thousands of U.S. dollars | 2000 | 1999 |
|---|---|---|
| **Gross Revenues** | $ 221,487 | $ 202,407 |
| Less subcontract and other direct costs | 70,632 | 60,722 |
| **Net Revenues** | 150,855 | 141,685 |
| **Direct Labor** | 50,494 | 48,266 |
| **Net Project Income** | 100,361 | 93,419 |
| **Selling, General and Administrative Expenses** | 91,753 | 85,657 |
| **Operating Income** | 8,608 | 7,762 |
| **Other Income (Expense)** | | |
| Investment and other income | 1,103 | 846 |
| Interest expense | (1,594) | (1,624) |
| Non-controlling interest | – | (19) |
| Amortization of goodwill | (218) | (108) |
| Gain (loss) on foreign exchange | 201 | (277) |
| **Total Other Income (Expense)** | (508) | (1,182) |
| **Income Before Income Taxes** | 8,100 | 6,580 |
| Income taxes – current | 3,062 | 1,901 |
| – future | 403 | 683 |
| ***Total Income Taxes*** *(note 5)* | 3,465 | 2,584 |
| **Net Income for the Year** | 4,635 | 3,996 |
| **Retained Earnings, Beginning of Year** | 39,884 | 36,383 |
| **Dividends** | (495) | (495) |
| **Retained Earnings, End of Year** | $ 44,024 | $ 39,884 |

See accompanying notes to financial statements.

## CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2000

| thousands of U.S. dollars | 2000 | 1999 |
|---|---|---|
| **Cash Provided by (Used in):** | | |
| **Operating Activities:** | | |
| Net income for the year | $ 4,635 | $ 3,996 |
| Items not affecting cash flow: | | |
| Amortization of capital assets | 3,011 | 2,781 |
| Amortization of goodwill | 218 | 108 |
| Future income taxes | 403 | 683 |
| Other | (100) | (84) |
| | 8,167 | 7,484 |
| Decrease in non-cash working capital items related to operations (note 10) | 1,388 | 4,016 |
| | 9,555 | 11,500 |
| **Investing Activities:** | | |
| Decrease (increase) in loans receivable from shareholders | 111 | (562) |
| Business acquisitions (note 3) | (930) | (167) |
| Repayments from other companies | 224 | 431 |
| Purchase of capital assets | (3,942) | (5,217) |
| | (4,537) | (5,515) |
| **Financing Activities:** | | |
| Long-term debt issued | 1,449 | 767 |
| Repayment of long-term debt | (2,001) | (1,390) |
| Dividends paid | (495) | (247) |
| Net change in bank indebtedness | (2,835) | (4,553) |
| | (3,882) | (5,423) |
| **Effect of Exchange Rate Changes on Cash** | (968) | 492 |
| **Change in Cash and Cash Equivalents** | 168 | 1,054 |
| **Cash and Cash Equivalents, Beginning of Year** | 3,640 | 2,586 |
| **Cash and Cash Equivalents, End of Year** | $ 3,808 | $ 3,640 |

| | | |
|---|---|---|
| **Cash and Cash Equivalents consist of:** | | |
| Cash | 3,709 | 3,538 |
| Short term investments | 99 | 102 |
| | $ 3,808 | $ 3,640 |

See accompanying notes to financial statements.

# Auditors' Report

**TO THE SHAREHOLDERS OF ENTERRA HOLDINGS LTD.:**

We have audited the consolidated balance sheet of Enterra Holdings Ltd. as at December 31, 2000 and the consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

April 3, 2001 Chartered Accountants

# Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2000

THOUSANDS OF U.S. DOLLARS

**1. SIGNIFICANT ACCOUNTING POLICIES:**

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and are stated in thousands of U.S. dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**(a) Principles of consolidation**

The consolidated financial statements of Enterra Holdings Ltd. ("Enterra" or "Company") comprise the accounts of Enterra Holdings Ltd. (continued under the laws of New Brunswick, Canada) and its wholly owned subsidiaries. Investments in other companies, disclosed in note 3, are accounted for under the equity method.

**(b) Foreign currency translation**

The accounts of the Company's self-sustaining non-U.S. operations are translated into U.S. dollars using the current-rate method. Assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the non-U.S. operations are deferred in a "Cumulative Translation Adjustment" account in shareholders' equity. The Company's non-U.S. integrated operations are not considered material and are therefore also translated using the current-rate method.

**(c) Revenue recognition**

Gross revenues for consulting services are recognized on the percentage of completion basis. Unbilled consulting services are shown as work in progress and are valued at net billable value. Gross revenues are summarized as follows:

| | 2000 | 1999 |
|---|---|---|
| Consulting fees | $ 137,238 | $ 127,518 |
| Other project revenues including subcontracts | 84,249 | 74,889 |
| | $ 221,487 | $ 202,407 |

**(d) Marketable securities**

Marketable securities are stated at the lower of amortized cost and market value. Premiums and discounts arising on acquisition are amortized over the terms of the securities to their maturity.

**(e) Capital assets and amortization**

Capital assets are recorded at cost less accumulated amortization. Amortization has been provided substantially using the following basis and annual rates:

| Asset | Basis | Rate |
|---|---|---|
| Buildings | Declining balance | 5% |
| Parking areas | Declining balance | 4% |
| Furniture and equipment | Declining balance | 15-20% |
| Vehicles and computer equipment | Declining balance | 30% |
| Leasehold improvements | Over terms of leases | |

**(f) Goodwill**

Goodwill is carried at cost less accumulated amortization and is being amortized against income on a straight-line basis over periods of fifteen and twenty years. The net carrying amount is reviewed regularly to determine whether there has been an impairment in value. Accumulated amortization to date is $807 (1999 - $589).

**(g) Cash and cash equivalents**

Cash consists of cash in the bank and term deposits which mature within ninety days of the year-end.

**(h) Income taxes**

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

**(i) Employee future benefits**

The Company maintains several defined contribution pension plans under which contributions are required to be made. Such contributions are charged to income in the year in which they are earned by the employees.

## 2. MARKETABLE SECURITIES:

The market value of marketable securities as at December 31, 2000 is $6,323 (1999 - $6,047).

Marketable securities totaling $1,150 (1999 - $3,737) are held in escrow as security for a subsidiary's reinsurance contract.

### 3. INVESTMENT IN AND ADVANCES TO OTHER COMPANIES:

| | Share Ownership | Total 2000 | Consisting of Equity | Consisting of Advances | Total 1999 |
|---|---|---|---|---|---|
| GlobalTox International Consultants, Inc. | 30% | $ 82 | $ 62 | $ 20 | $ 102 |
| Western Oilfield Environmental Services Ltd. | 28% | 152 | 152 | – | 148 |
| Golder Sierra LLC | 38% | 376 | 275 | 101 | 649 |
| BTG-Golder Company Ltd. | 44% | 207 | 54 | 153 | 223 |
| Golder Geotech Utama | 50% | 185 | 69 | 116 | 153 |
| 50 Burwood Road Pty. Ltd. | 33% | 906 | 906 | – | – |
| | | $1,908 | $1,518 | $ 390 | $ 1,275 |

During the year, the Company purchased an additional 9% of BTG-Golder Company Ltd. for $24 and purchased a one-third ownership in 50 Burwood Road Pty. Ltd. for $906.

### 4. CAPITAL ASSETS:

| | | | 2000 | 1999 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Carrying Value | Net Carrying Value |
| Land | $ 2,121 | $ – | **$ 2,121** | $ 2,336 |
| Buildings and parking areas | 6,869 | 2,740 | **4,129** | 4,494 |
| Furniture and equipment | 11,511 | 7,848 | **3,663** | 3,335 |
| Computer equipment | 12,026 | 8,553 | **3,473** | 3,435 |
| Vehicles | 1,256 | 654 | **602** | 458 |
| Leasehold improvements | 2,644 | 1,098 | **1,546** | 1,418 |
| | $ 36,427 | $ 20,893 | **$ 15,534** | $ 15,476 |

### 5. INCOME TAXES:

The Company's consolidated tax provision is based on rates and allowances applicable to each of the income tax jurisdictions in which the Company operates. The consolidated tax provision differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated earnings before income taxes and discontinued operations, for the following reasons:

| | 2000 | 1999 |
|---|---|---|
| Expected combined Canadian federal and provincial income tax rate | **43.5%** | 44.6% |
| Expected provision for income tax based on the above rate | **$ 3,524** | $ 2,935 |
| Increase (decrease) in income tax resulting from:<br>Losses (recognized) not recognized for tax purposes: | | |
| Germany | **(51)** | (14) |
| Hong Kong | **(94)** | (254) |
| South America | **-** | 41 |
| Sweden | **170** | - |
| | **25** | (227) |
| Business credits - United States | **(77)** | - |
| Other | **(7)** | (124) |
| Provision for income taxes | **$ 3,465** | $ 2,584 |

A subsidiary of the Company has operating losses of approximately $850 available to offset future taxable income. These losses may be carried forward indefinitely. The future benefit of these losses has not been recorded in these financial statements because management recognizes that there is no certainty that sufficient taxable income will be generated to utilize these losses.

### 6. LOANS RECEIVABLE FROM SHAREHOLDERS:

The Company provided loans to employees of the subsidiary companies for the purpose of purchasing shares in the Company. These loans are interest free and are repayable on a straight-line basis at 10% to 20% of the original loan principal per year.

### 7. BANK INDEBTEDNESS:

The Company has a revolving facility of $23,000 with the Bank of Nova Scotia which is secured by a general assignment of book debts, a general security agreement over all present and future personal property and the guarantees of certain of the Company's subsidiaries. Funds may be advanced under this facility in Canadian dollars at the Bank's prime lending rate or in U.S. dollars at the Bank's U.S. dollar base rate in Canada or LIBOR plus 1%. At December 31, 2000, the Company had borrowed $6,746 (1999 - $10,163) under this facility.

The remainder of the bank indebtedness amounting to $1,086 (1999 - $504) consists of funds borrowed under bank overdraft facilities extended to various of the Company's subsidiaries. Total overdraft credit available to the Company's subsidiaries amounts to approximately $2,000 with variable interest rates ranging from 7% to 9% at December 31, 2000.

### 8. LONG-TERM DEBT:

| | 2000 | 1999 |
|---|---|---|
| Notes payable, secured by liens on equipment repayable over 36 months with interest at the bank rate plus 2% | $ 1,882 | $ 1,628 |
| Loans payable to shareholders are unsecured and bear interest at prime bank rate plus 4% | - | 577 |
| Mortgages payable, secured by real estate, at interest rates of 6% to 9.5% with various repayment terms and maturing no later than November 1, 2003 | 3,576 | 3,805 |
| | 5,458 | 6,010 |
| Less portion included in current liabilities | 1,132 | 1,710 |
| | $ 4,326 | $ 4,300 |

The above notes payable include CDN. $2,734, SEK 331 and HUF 6,460 (1999 – CDN. $2,140, SEK 863 and HUF 8,956). The above mortgages include CDN. $2,541 (1999 – CDN. $2,649).

The Company intends to renew its mortgages on their due dates, and the repayment schedule below reflects the assumed repayment term.

Repayment of long-term debt as follows:

| | |
|---|---|
| 2001 | $ 1,312 |
| 2002 | 738 |
| 2003 | 529 |
| 2004 | 180 |
| 2005 | 180 |
| 2006 and thereafter | 2,699 |
| | $ 5,458 |

9. CAPITAL STOCK:

| | 2000 | 1999 |
|---|---|---|
| Authorized: | | |
| An unlimited number of shares without par value | | |
| Issued: | | |
| 989,859 shares | $ 8,260 | $ 8,260 |

At December 31, 2000, there were 52,579 issued shares held in trust by a third party for resale to employees of the Company's subsidiaries. Pursuant to an agreement between the Company and each of its shareholders, the Company has an obligation to reacquire these shares if they are not repurchased by employees. Based on the number of shares held in trust, the amount of this obligation approximates $2,820 at December 31, 2000.

10. CASH FLOW INFORMATION:

Decrease in non-cash working capital items related to operations

| | 2000 | 1999 |
|---|---|---|
| Marketable securities | $ (443) | $ 939 |
| Accounts receivable | (1,662) | 4049 |
| Work in progress | (4,358) | (1,957) |
| Accounts payable and accrued liabilities | 7,969 | 338 |
| Income taxes payable | (175) | 409 |
| Other | 57 | 238 |
| | $ 1,388 | $ 4,016 |

| | 2000 | 1999 |
|---|---|---|
| Interest paid | $ 1,581 | $ 1,633 |
| Income taxes paid | $ 3,047 | $ 2,169 |

11. EMPLOYEE FUTURE BENEFITS:

Effective January 1, 2000, the Company adopted the new Canadian accounting standards for employee future benefits. The only impact to the Company upon implementation of this standard was the requirement to declare the amount of defined contribution pension expense incurred during the year. The defined contribution pension expense for the year ended December 31, 2000 was $3,044 (1999 - $2,773). The Company does not have an obligation to provide post retirement health, dental or other benefits to its employees.

12. COMMITMENTS:

The Company and its subsidiaries are obligated under various long-term leases for building facilities, furniture, equipment and vehicles. Approximate annual lease commitments as at December 31, 1999 are as follows:

| | |
|---|---|
| 2001 | $ 5,146 |
| 2002 | 3,954 |
| 2003 | 2,999 |
| 2004 | 1,904 |
| 2005 | 1,175 |

13. CONTINGENCIES:

In the ordinary course of business, several of the Company's subsidiaries have been named as parties to litigation and have been advised of claims arising from work they performed. Management is of the opinion that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position, operating results or cash flows.

## 14. FINANCIAL INSTRUMENTS:

### Fair value

Other than investments in other companies and long-term debt, the fair values of the Company's financial instruments approximate their carrying values due to the relatively short period to maturity. Based on estimated interest rates currently available to the Company for mortgages, equipment and notes payable with similar terms and maturities, the fair market value of such instruments approximates the book value. It is not practicable to determine the fair values of investment in other companies (note 3).

### Credit risk

Due to the large base of customers, the management of the Company has concluded that credit risk relating to its accounts receivable is normal. The Company has made suitable provision for accounts felt to be subject to risk of non-collection.

### Interest rate risk

The Company is exposed to interest rate risk on its variable-rate interest-bearing debt consisting of bank indebtedness of $7,832 (see note 7) and long-term debt of $1,882 (see note 8).

## 15. SEGMENTED INFORMATION:

The Company, through its Canadian holding company, Golder Associates Corporation, provides earth engineering and environmental consulting services to clients on a global basis.

| | Gross Revenues | Net Revenues | Capital Assets and Goodwill |
|---|---|---|---|
| Canada | $ 85,314 | $ 52,509 | $ 6,110 |
| United States | 86,399 | 61,003 | 5,635 |
| Asia Pacific | 20,275 | 14,640 | 2,791 |
| Europe | 31,065 | 19,166 | 1,970 |
| South America | 6,226 | 3,537 | 315 |
| Intercompany revenues | (7,792) | – | – |
| | $ 221,487 | $ 150,855 | $ 16,821 |

## 16. COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

# Consolidated Income by Segment

Year ended December 31, 2000

| thousands of U.S. dollars | CONSULTING SERVICES | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Canada | United States | Asia Pacific | Europe | South America | GAC | Property Rentals | Insurance Services | Enterra Holdings Ltd. | Eliminate Interco. Billings | TOTAL |
| **Gross Revenues** | $ 85,314 | $ 86,399 | $ 20,275 | $ 31,065 | $ 6,226 | | | | | $ (7,792) | $ 221,487 |
| Less subcontract and other direct costs | 32,805 | 25,396 | 5,635 | 11,899 | 2,689 | | | | | (7,792) | 70,632 |
| **Net Revenues** | 52,509 | 61,003 | 14,640 | 19,166 | 3,537 | | | | | | 150,855 |
| **Direct Labor** | 18,038 | 20,961 | 4,587 | 5,472 | 1,436 | | | | | | 50,494 |
| **Net Project Income** | 34,471 | 40,042 | 10,053 | 13,694 | 2,101 | | | | | | 100,361 |
| **Selling, General and Administrative Expenses** | 31,437 | 36,711 | 8,939 | 13,231 | 1,877 | 15 | 337 | 58 | 27 | (879) | 91,753 |
| **Operating Income (Loss)** | 3,034 | 3,331 | 1,114 | 463 | 224 | (15) | (337) | (58) | (27) | 879 | 8,608 |
| **Other Income (Expense)** | | | | | | | | | | | |
| Investment and other income | 57 | 75 | 84 | 111 | 60 | 641 | 959 | 527 | 609 | (2,020) | 1,103 |
| Interest expense | (629) | (163) | 0 | (307) | (5) | (454) | (279) | | (898) | 1,141 | (1,594) |
| Amortization of goodwill | (117) | (53) | | | | (48) | | | | | (218) |
| Gain (loss) on foreign exchange | 175 | (3) | (56) | 28 | (9) | (65) | | | 131 | | 201 |
| **Total Other Income (Expense)** | (514) | (144) | 28 | (168) | 46 | 74 | 680 | 527 | (158) | (879) | (508) |
| **Income (Loss) Before Income Taxes** | $ 2,520 | $ 3,187 | $ 1,142 | $ 295 | $ 270 | $ 59 | $ 343 | $ 469 | $(185) | 0 | $ 8,100 |

- **ENTERRA HOLDINGS LTD. CANADA**
  - **PAIC** Prof Assoc Indemnity Corp. Barbados
  - **Golder Associates Corporation**
    - Asia Pacific
      - Golder Associates Pty. Ltd. Australia
      - Golder Associates (HK) Limited Hong Kong
      - BTG – Golder Company Ltd. Thailand
      - PT Golder Geotek Utama Indonesia
      - Golder Associates (Philippines) Inc. Philippines
      - Golder Associates (New Zealand) Ltd. New Zealand
    - Canada
      - Golder Associates Ltd.
      - Golder VME Limited
      - Golder Paste Technology Ltd.
      - Golder Associates Innovative Applications (GAIA) Inc.
      - GlobalTox International Consultants Inc.
      - HydroQual Laboratories Ltd.
      - Western Oilfield Environmental Services Ltd.
    - Europe
      - Golder Associates (UK) Limited UK
      - Golder Associates AB Sweden
      - Golder Associates Oy Finland
      - Golder Associates Geoanalysis s.r.l. Italy
      - Golder Associates GmbH Germany
      - Golder Associates (Hungary) Kft. Hungary
      - Golder Associates Europe Ltd. UK
      - Golder Land Services Ltd. UK
      - Geometrik Stockholm AB Sweden
      - Bioqual s.r.l. Italy
    - South America
      - Golder Associates S.A. Chile
      - Golder Associates Argentina S.A. Argentina
      - Golder Associates Peru S.A. Peru
      - Golder Associates Brasil Ltda. Brazil
    - United States
      - Golder Associates Inc.
      - Golder Sierra LLC
      - GlobalTox, Inc. (USA)
  - **EDL** Edaphos Dev Ltd. Canada
  - **EDI** Edaphos Dev Inc. United States
  - **AUSTERRA** Austerra Holdings Pty. Australia
    - RECORA Recora Pty. Ltd. Australia

AS OF MAY 31, 2001

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

**TO THE SHAREHOLDERS:**

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at Golder Associates, 182 Lord Street, Perth, W.A., Australia on the 6th day of November 2001at 5:00 o'clock in the afternoon (local time) for the following purposes:

1. To elect Directors of the Company.
2. To receive and confirm the financial statements of the Company as at December 31, 2000, together with the report of the auditors thereon.
3. To approve the Resolution to amend the Articles of the Corporation to divide each of the issued and outstanding common shares of the Corporation on January 1, 2002 on the basis of 5 common shares for each issued and outstanding common share.
4. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
5. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and mail their proxies on the form enclosed even though they may plan to attend the meeting. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote personally on all matters brought before the meeting, as described more fully in the enclosed Proxy Statement.

DATED at Mississauga, Ontario the 4th day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

J.R.Schultz, Secretary/Treasurer

# PROXY STATEMENT
# FOR THE ANNUAL MEETING OF
# SHAREHOLDERS OF
# ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 6th day of November, 2001 at 5:00 o'clock in the afternoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 4, 2001.

If the enclosed Proxy Request form is properly executed and returned the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 5, 2001 in order to be voted at the AGM. A return envelope has been enclosed for your convenience.

## VOTING SECURITIES

### RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 3, 2001, the Company had a total of 989,859 Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes between particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

## ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election and qualification of their successors at the next AGM. The President and operating company heads/Regional Directors are automatically included on the list by virtue of their office but have to be re-elected annually. In order to optimize the performance of the Board and provide enhanced continuity, the Board of Directors has determined that At-large Directors will serve for a term of 3 years. It is proposed that the candidates indicated will stand for election to serve the terms noted below:

| NAME & MEMBER OF | DIRECTOR SINCE | POSITION WITH GOLDER ASSOCIATES | TERM EXPIRING |
|---|---|---|---|
| Brown, M.L. | ----- | Principal, Golder Associates Inc., Seattle, Washington | 2004 |
| McKeown, G.S. | ----- | Principal, Golder Associates Ltd., Calgary, Alberta | 2004 |

***Directors Whose Terms of Office will Continue After Meeting***

| | | | |
|---|---|---|---|
| Been, K. (4) (6) | 1999 | Principal, Golder Associates Inc., Houston, Texas | 2003 |
| Swindells, C.F. (1) (5) | 1998 | Principal, Golder Associates (Pty.) Ltd., Perth, Australia | 2003 |
| Brumund, W.F. (2) (6) | 1997 | Principal, Golder Associates Inc., Atlanta, Georgia | 2002 |
| Busbridge, J.R. (3) (4) (6) | 1997 | Principal, Golder Associates Ltd., Mississauga, Ontario | 2002 |

***President, Regional Directors and External Director***

| | | | |
|---|---|---|---|
| Firlotte, F.W. (2) (3) | 1999 | President, Ex Officio | |
| Conlin, B.H. (3) (5) | 1999 | Regional Director; President, Golder Associates Ltd. | |
| Fraser, R.A. (3) (6) | 1999 | Regional Director; Managing Director, Golder Associates Pty. | |
| Jarre, P. (3) (5) | 1999 | Regional Director; Managing Director, Golder Associates Europe Ltd. | |
| Thompson, S.R. (3) (5) | 1998 | Regional Director; President, Golder Associates Inc. | |
| Shelley, L.W. (1) (2) | 1997 | External Director | 2002 |

***************************

(1) Member of Audit Committee
(2) Member of Finance Committee
(3) Member of Management (Operations) Committee
(4) Member of Governance/Compensation Committee
(5) Member of Development Committee
(6) Member of Risk Management Committee

Under the New Brunswick Business Corporations Act each Director is elected for one year.

## CONFIRMATION OF FINANCIAL STATEMENTS

The 2000 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2000 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2000 financial statements of the Company by the Shareholders.

## AMENDMENT TO ARTICLES

The Board of Directors of Enterra Holdings Ltd. at their meeting on June 26, 2001 proposed that the shares of the company be split January 1, 2002 on the basis of 5 common shares for each issued and outstanding common share. In this regard, you are being asked to approve the following Resolution:

> *"Whereas it is deemed necessary and in the best interest of the Corporation to amend its articles (the "Articles") as hereinafter provided:*
>
> *NOW THEREFORE BE IT RESOLVED THAT:*
>
> 1. *The Articles of the Corporation be amended to divide each of the issued and outstanding common shares of the Corporation on January 1, 2002 on the basis of 5 common shares for each issued and outstanding common share.*
> 2. *Any officer of the Corporation is hereby authorized and directed to execute and deliver Articles of Amendment, in duplicate, to the Director appointed under the New Brunswick Business Corporations Act, and to do and perform all acts and things, including the execution of documents necessary to give effect to the foregoing resolution; and*
> 3. *The directors of the Corporation may revoke this special resolution before it is acted on without further approval of the shareholders.*

## INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2001.

## THE BOARD OF DIRECTORS

K. Been
W.F. Brumund
J.R. Busbridge
B.H. Conlin
F.W. Firlotte
R.A. Fraser
P. Jarre
W.M. Kellestine
L.W. Shelley
C.F. Swindells
S.R. Thompson
C.F. Voss

# Corporate Information

AS OF MAY 31, 2001

**ENTERRA HOLDINGS LTD.**

OFFICERS

F.W. Firlotte
President

J.R. Schultz
Secretary and Treasurer

BOARD OF DIRECTORS

K. Been

W.F. Brumund

J.R. Busbridge

B.H. Conlin

F.W. Firlotte

R.A. Fraser

P. Jarre

W.M. Kellestine

L.W. Shelley

C.F. Swindells

S.R. Thompson

C.F. Voss

**GOLDER ASSOCIATES CORPORATION**

MANAGEMENT TEAM

F.W. Firlotte
President

J.M. Boyd
Vice President, Operations
Secretary

J.R. Busbridge
Regional Leader, South America

B.H. Conlin
President
Golder Associates Ltd.

R.A. Fraser
Managing Director
Golder Associates Pty. Ltd.
Regional Leader, Asia Pacific

P. Jarre
Managing Director
Golder Associates Geoanalysis s.r.l.
Regional Leader, Europe

S.R. Thompson
President
Golder Associates Inc.

J.R. Schultz
Treasurer

BOARD OF DIRECTORS

J.M. Boyd

D.W. Reades

G.S. Webb

**AUDITORS**

Deloitte & Touche LLP
Toronto, Ontario, Canada

**LEGAL COUNSEL**

McCarthy Tétrault
Toronto, Ontario, Canada

**BANKERS**

Bank of Nova Scotia
Toronto, Ontario, Canada
Atlanta, Georgia, USA